Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

July 1, 2021

VIA EDGAR

Jennifer Gowetski and Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AltC Acquisition Corp.

Withdrawal of Acceleration Request for Registration Statement on Form S-1

Filed March 15, 2021, as amended

File No. 333-254263

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 28, 2021, in which we, as representative of the several underwriters of AltC Acquisition Corp.’s (the “Company”) proposed initial public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for June 30, 2021, at 4:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
as representative of the Underwriters

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Managing Director

[Signature Page to Withdrawal of Acceleration Request]